February 23, 2009

Mail Room 4561
via fax (781) 221-6410

Bradley T. Miller
Senior Vice President and CFO
Aspen Technology, Inc.
200 Wheeler Road
Burlington, MA 01803

> **Re:** **Item 4.02 Form 8-K**
> **Filed on February 12, 2009**
> **File No. 0-24786**

Dear Mr. Miller,

We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kari Jin
Staff Accountant